UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2018	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

2

Contacts: In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2018 RESULTS

Q2’18 Highlights (as compared to Q1’18):

•	Net Revenue Grows 12% to US$147.6 Million Compared to US$131.8 Million

•	Gross Profit Improves to US$24.2 Million Compared to US$19.2 Million

•	Gross Margin Increases to 16.4% Compared to 14.6%

•	Cash Dividend of NT$0.30 Per Common Share or Approximately US$0.20 Per ADS Approved by Shareholders

•

Capital Reduction Plan Approved by Shareholders and Taiwan’s Competent Authority; NT$1.50 Per Common Share Will Be Returned to Shareholders or Approximately US$0.99 Per ADS, With a 15% Reduction of the Total Outstanding Common Shares and ADSs

Hsinchu, Taiwan - 8/9/2018 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the second quarter ended June 30, 2018. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.43 against US$1.00 as of June 29, 2018.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Net revenue for the second quarter of 2018 was NT$4,491.6 million or US$147.6 million, an increase of 12.0% from NT$4,010.9 million or US$131.8 million in the first quarter of 2018 and a decrease of 1.1% from NT$4,541.2 million or US$149.2 million for the same period in 2017.

Net profit attributable to equity holders of the Company for the second quarter of 2018 was NT$124.1 million or US$4.1 million, and NT$0.15 or US$0.005 per basic common share and NT$0.14 or US$0.005 per diluted common share, as compared to net profit attributable to equity holders of the Company for the first quarter of 2018 of NT$22.8 million or US$0.7 million, and NT$0.03 or US$0.001 per basic common share and NT$0.03 or US$0.001 per diluted common share, and compared to net profit attributable to equity holders of the Company in the second quarter of 2017 of NT$321.4 million or US$10.6 million, and NT$0.38 or US$0.01 per basic common share and NT$0.38 or US$0.01 per diluted common share. Net earnings for the second quarter of 2018 were US$0.10 per diluted ADS, compared to US$0.02 per diluted ADS for the first quarter of 2018 and US$0.25 per diluted ADS in the second quarter of 2017. Net profit in the second quarter of 2018 reflects the adverse impact of higher depreciation and withholding expenses.

S.J. Cheng, Chairman and President of ChipMOS, said, “This was a strong quarter for us as we delivered on our financial goals and efforts to increase shareholder value. We achieved 12% revenue growth in Q2 compared to Q1 and improved our gross margin to 16.4% from 14.6% in the prior quarter. Based on capacity constraints and market demand we raised our DDIC prices in May. DDIC demand growth is expected to continue through the second half of 2018 led by gold bumping and mixed-signal testing and assembly services related to new, narrow bezel, full screen smartphone models, among other areas. We continue to manage our capacity levels closely in support of growth areas, including 12” fine pitch chip-on-film and TDDI, where revenue grew in the double digits compared to Q1 to represent in the high single digit of our total Q2 revenue. TDDI test programs require up to 3 times the test time of regular DDIC test programs, putting our capacity at an even higher premium as customers seek to secure the needed support for their expected growth. We are also encouraged by growth in our flash assembly and test business, which is benefiting from diverse demand drivers, including IoT, smart speakers and gaming products. As a result, our flash business revenue grew more than 15% in Q2 compared to Q1, and represented nearly 23% of total Q2 revenue. Overall, we think the rest of the year can be quite positive as we benefit from our growth strategy and improved capital structure.”

Silvia Su, Vice President of Finance and Accounting, commented, “We held our operating expenses in check as we carefully manage our resources and operating structure in support of the higher demand levels we are seeing. Our focus on expense controls, along with increased demand and our DDIC price increase in May, helped us improve gross margin to 16.4% in Q2. We expect to see further improvement in gross margin as we move through 2018 based on current market conditions. We ended the second quarter with a balance of cash and cash equivalents of US$134.2 million, and a net debt balance of US$141.4 million with a net debt to equity ratio of 23.3%. This is after CapEx of $32.1 million in the second quarter, the majority of which was invested in expanding our LCD driver capacity to meet customer demand levels, mainly for DDIC test and 12” fine pitch chip-on-film. Our balance sheet is allowing us to reward shareholders through the issuance of cash dividend and a capital return related to our 2018 Capital Reduction plan. The dividend and the 2018 Capital Reduction plan have been approved by shareholders and Taiwan’s Competent Authority, with distributions expected in the fourth quarter of 2018.”

Selected Operation Data

	Q2’18		Q1’18
Revenue by segment
Testing		27.6%		28.8%
Assembly		26.2%		26.5%
LCD Driver		28.9%		27.1%
Bumping		17.3%		17.6%

CapEx	US$	32.1 million	US$	41.5 million
Testing		38.3%		29.3%
Assembly		6.0%		8.1%
LCD Driver		46.7%		55.0%
Bumping		9.0%		7.6%

Depreciation and amortization expenses	US$	27.7 million	US$	26.7 million

Utilization by segment
Testing		80%		79%
Assembly		64%		61%
LCD Driver		81%		78%
Bumping		70%		65%
Overall		74%		71%

Condensed consolidated statements of cash flows	Period ended Jun. 30, 2018 US$ million	Period ended Jun. 30, 2017 US$ million
Net cash generated from (used in) operating activities	48.2	101.0
Net cash generated from (used in) investing activities	(103.3)	(44.5)
Net cash generated from (used in) financing activities	(75.0)	58.1
Net increase (decrease) in cash and cash equivalents	(130.1)	114.6
Effect of exchange rate changes on cash	0.2	0.6
Cash and cash equivalents at beginning of period	264.1	248.8
Cash and cash equivalents at end of period	134.2	364.0

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, August 9, 2018 to discuss the Company’s financial results for the second quarter of 2018.

1.	Date: Thursday, August 9, 2018

Time: 4:00PM Taiwan (4:00AM New York)

Dial-In: +886-2-21928016

Password: 659165#

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com.tw

Language: Mandarin

2.	Date: Thursday, August 9, 2018

Time: 8:00PM Taiwan (8:00AM New York)

Dial-In: +1-201-689-8562

Password: 13681835

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13681835

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2018 and Jun. 30, 2017

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
	USD	USD	USD
Revenue	147.6	131.8	149.2
Cost of revenue	(123.4)	(112.6)	(119.3)

Gross profit	24.2	19.2	29.9

Research and development expenses	(8.2)	(7.1)	(8.0)
Sales and marketing expenses	(0.5)	(0.4)	(0.4)
General and administrative expenses	(4.0)	(4.3)	(7.7)
Other operating income (expenses), net	2.1	1.1	1.0

Operating profit	13.6	8.5	14.8

Non-operating income (expenses), net	2.1	(6.9)	(1.9)

Profit (loss) before tax	15.7	1.6	12.9
Income tax benefit (expense)	(11.6)	(0.9)	(2.3)

Profit (loss) for the period	4.1	0.7	10.6

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(0.9)	1.7	1.0
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	0.5	0.4	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.0)	0.0	—
Income tax effect	(0.1)	(0.1)

Total other comprehensive income (loss)	(0.5)	2.0	1.0

Total comprehensive income (loss)	3.6	2.7	11.6

Profit (loss) attributable to the Company – basic	4.1	0.7	10.6

Earnings (loss) per share attributable to the Company - basic	0.005	0.001	0.01

Earnings (loss) per ADS equivalent – basic	0.10	0.02	0.25

Weighted average shares outstanding (in thousands) - basic	849,672	849,571	845,206

Profit (loss) attributable to the Company – diluted	4.1	0.7	10.6

Earnings (loss) per share attributable to the Company - diluted	0.005	0.001	0.01

Earnings (loss) per ADS equivalent - diluted	0.10	0.02	0.25

Weighted average shares outstanding (in thousands) - diluted	857,028	854,443	852,649

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.43 against US$1.00 as of Jun. 29, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2018 and Jun. 30, 2017

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
	NTD	NTD	NTD
Revenue	4,491.6	4,010.9	4,541.2
Cost of revenue	(3,756.4)	(3,426.8)	(3,630.8)

Gross profit	735.2	584.1	910.4

Research and development expenses	(249.5)	(215.8)	(244.6)
Sales and marketing expenses	(13.9)	(11.0)	(13.2)
General and administrative expenses	(120.9)	(132.2)	(235.7)
Other operating income (expenses), net	63.2	32.4	31.7

Operating profit	414.1	257.5	448.6

Non-operating income (expenses), net	62.9	(207.8)	(56.4)

Profit (loss) before tax	477.0	49.7	392.2
Income tax benefit (expense)	(352.9)	(26.9)	(70.8)

Profit (loss) for the period	124.1	22.8	321.4

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(25.3)	50.9	33.1
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	14.1	11.3	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.8)	(0.9)	—
Income tax effect	(2.8)	(1.4)	—

Total other comprehensive income (loss)	(14.8)	59.9	33.1

Total comprehensive income (loss)	109.3	82.7	354.5

Profit (loss) attributable to the Company – basic	124.1	22.8	321.4

Earnings (loss) per share attributable to the Company - basic	0.15	0.03	0.38

Earnings (loss) per ADS equivalent – basic	2.92	0.54	7.61

Weighted average shares outstanding (in thousands) - basic	849,672	849,571	845,206

Profit (loss) attributable to the Company – diluted	124.1	22.8	321.4

Earnings (loss) per share attributable to the Company - diluted	0.14	0.03	0.38

Earnings (loss) per ADS equivalent - diluted	2.90	0.53	7.54

Weighted average shares outstanding (in thousands) - diluted	857,028	854,443	852,649

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2018 and Jun. 30, 2017

Figures in Millions of U.S. dollars (USD) (1)

	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	134.2	219.8	364.0
Accounts and notes receivable, net	142.7	119.9	116.2
Inventories	59.2	58.6	63.5
Other current assets	17.5	16.3	9.7

Total current assets	353.6	414.6	553.4

Non-current assets
Financial assets at fair value through profit or loss	0.4	0.4	—
Financial assets at fair value through other comprehensive income	3.8	3.3	—
Non-current financial assets carried at cost	—	—	0.7
Investments accounted for using equity method	135.2	139.1	115.2
Property, plant & equipment	520.7	516.4	480.5
Other non-current assets	11.5	12.3	11.5

Total non-current assets	671.6	671.5	607.9

Total assets	1,025.2	1,086.1	1,161.3

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	34.4	59.6
Accounts payable and payables to contractors and equipment suppliers	44.1	41.4	49.1
Long-term bank loans, current portion	24.5	70.5	70.4
Long-term lease obligations payable, current portion	0.4	0.4	0.4
Other current liabilities	73.8	56.7	86.3

Total current liabilities	142.8	203.4	265.8

Non-current liabilities
Long-term bank loans	250.3	246.6	281.7
Long-term lease obligations payable	0.4	0.5	0.8
Other non-current liabilities	24.8	24.4	23.4

Total non-current liabilities	275.5	271.5	305.9

Total liabilities	418.3	474.9	571.7

EQUITY
Capital stock – common stock	291.2	291.2	291.4
Capital surplus	206.4	206.5	206.8
Retained earnings	137.9	142.3	127.2
Other equity interest	4.5	4.3	(2.7)
Treasury stock	(33.1)	(33.1)	(33.1)

Equity attributable to equity holders of the Company	606.9	611.2	589.6

Total equity	606.9	611.2	589.6

Total liabilities and equity	1,025.2	1,086.1	1,161.3

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.43 against US$1.00 as of Jun. 29, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2018 and Jun. 30, 2017

Figures in Millions of NT dollars (NTD)

	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	4,082.6	6,688.5	11,078.3
Accounts and notes receivable, net	4,341.9	3,647.8	3,536.1
Inventories	1,800.3	1,785.1	1,931.5
Other current assets	534.3	496.0	294.2

Total current assets	10,759.1	12,617.4	16,840.1

Non-current assets
Financial assets at fair value through profit or loss	11.8	11.9	—
Financial assets at fair value through other comprehensive income	114.7	100.6	—
Non-current financial assets carried at cost	—	—	20.9
Investments accounted for using equity method	4,114.0	4,231.0	3,506.0
Property, plant & equipment	15,844.2	15,714.6	14,619.8
Other non-current assets	351.6	374.3	350.6

Total non-current assets	20,436.3	20,432.4	18,497.3

Total assets	31,195.4	33,049.8	35,337.4

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	1,046.6	1,814.7
Accounts payable and payables to contractors and equipment suppliers	1,341.8	1,261.2	1,494.5
Long-term bank loans, current portion	747.3	2,144.0	2,142.0
Long-term lease obligations payable, current portion	11.6	12.0	11.4
Other current liabilities	2,244.9	1,725.5	2,624.8

Total current liabilities	4,345.6	6,189.3	8,087.4

Non-current liabilities
Long-term bank loans	7,616.7	7,502.9	8,571.1
Long-term lease obligations payable	12.0	15.0	24.1
Other non-current liabilities	755.1	744.1	712.7

Total non-current liabilities	8,383.8	8,262.0	9,307.9

Total liabilities	12,729.4	14,451.3	17,395.3

EQUITY
Capital stock – common stock	8,859.8	8,861.4	8,866.8
Capital surplus	6,281.2	6,284.2	6,293.8
Retained earnings	4,196.4	4,328.7	3,870.0
Other equity interest	136.2	131.8	(80.9)
Treasury stock	(1,007.6)	(1,007.6)	(1,007.6)

Equity attributable to equity holders of the Company	18,466.0	18,598.5	17,942.1

Total equity	18,466.0	18,598.5	17,942.1

Total liabilities and equity	31,195.4	33,049.8	35,337.4

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
	USD	USD	USD
Operating profit	13.6	8.5	14.8
Add: Depreciation	27.7	26.7	23.3
Interest income	0.4	0.3	0.5
Less: Capital expenditures	(32.1)	(41.5)	(45.9)
Interest expense	(1.2)	(1.3)	(1.6)
Income tax expense	(11.6)	(0.9)	(2.3)

Non-GAAP free cash flow	(3.2)	(8.2)	(11.2)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
	USD	USD	USD
Operating profit	13.6	8.5	14.8
Add: Depreciation	27.7	26.7	23.3

Non-GAAP EBITDA	41.3	35.2	38.1

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017
	USD	USD	USD
Short-term bank loans	—	34.4	59.6

Long-term bank loans (including current portion)	274.8	317.1	352.1
Long-term lease obligations payable (including current portion)	0.8	0.9	1.2
Less: Cash and cash equivalents	(134.2)	(219.8)	(364.0)

Net debt	141.4	132.6	48.9

Equity attributable to equity holders of the Company	606.9	611.2	589.6

Net debt to equity ratio	23.3%	21.7%	8.3%